P.E. 1/24/02

02016057

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

24 January 2002

LIHIR GOLD LIMITED

c/- Lihir Management Company Pty Limited
Level 7, Pacific Place
Cnr Champion Parade / Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

LIHIR GOLD LIMITED

Incorporated in Papua New Guinea
ARBN 069 803 998

Stock Market Codes
ASX – LHG
NASDAQ – LIHRY
POMSoX - LHG

Date: 24 January 2002

CHANGE IN LIHIR GOLD LIMITED BOARD

At a meeting of directors held on 23 January 2002, Phil Baker resigned as a Director of Lihir Gold Limited. His previous alternate, Mr Randy Eppler Vice President – Corporate Development of Newmont Mining Company, has been appointed as a Director to replace him.

Ross Garnaut
Chairman

For further information call (675) 986 5604
Rod Antal **Company Secretary and Investor Relations**

Web Site www.lihir.com.pg

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: ______________________

for Name: Rod Antal

Title: Company Secretary